Via Facsimile and U.S. Mail
Mail Stop 6010

March 6, 2007

Mr. James M. Frates
Chief Financial Officer
Alkermes, Inc.
88 Sidney Street
Cambridge, MA 02139-4136

Re: Alkermes, Inc.
          Form 10-K for the Fiscal Year Ended March 31, 2005
          Form 10-Q for the Quarterly Period Ended June 30, 2005
          File No. 001-14131

Dear Mr. Frates:

        We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

                                                    Sincerely,

                                                    Jim Atkinson
                                                    Accounting Branch Chief